December 22, 2006

By Facsimile and Electronic Submission

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E. Mail Stop 6010
Washington, D.C. 20549
Attention:	Jim B. Rosenberg
Senior Assistant Chief Accountant

Re:          Matritech, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Form 10-Q for Fiscal Quarter Ended June 30, 2006
File No. 1-12128

Dear Mr. Rosenberg:

On behalf of Matritech, Inc. (the “Company”), this letter contains the Company’s responses to the additional comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) as set forth in telephone conference held on December 7, 2006 between the Staff and representatives of the Company.

The responses set forth below have been organized in the same manner in which the Staff’s additional comments were organized.

1.
Please represent that your disclosure in future filings of revenue fluctuations in comparative periods will include information about the extent to which such fluctuations are attributable to changes in prices or changes in volume of goods sold and the reasons for the price changes or volume changes.

The Company will, in future filings, include in its discussions of revenue fluctuations in comparative periods, information about the extent to which such fluctuations are attributable to changes in prices or changes in volume of goods sold and the reasons for any material changes in prices or volumes.

United States Securities and Exchange Commission
December 22, 2006

2.	As a follow-up to original comment # 4, the Staff made the following requests:

a.	Please explain why you defer recognition of revenue on sales to certain wholesalers when you have no history of receiving returns from wholesalers in 2004, 2005 or 2006.

Our primary product, the NMP22® BladderChek® Test, is a point-of-care medical diagnostic device which utilizes antibodies and biomarkers to assess the existence of specific antigens in body fluid samples that may be correlated with bladder cancer. There is no other biomarker diagnostic, for any type of cancer, which has been approved by the United States Food & Drug Administration (“FDA”) and has secured related CE marking for sale in Europe, that can be used in a physician’s office. Typically, when we appoint a new distributor, the distributor is selling the product in a territory where the NMP22 BladderChek Test has not previously been sold at all or in any significant volume. This situation results because (1) this is a relatively new product and (2) we usually grant exclusive distribution rights to a territory. Moreover, each territory is unique in terms of regulatory approval, reimbursement arrangements and physician practices. Even within the European Union, there is no commonality of the challenges faced by distributors for sale of this product.

In selecting wholesalers to serve as our distributor of the NMP22 BladderChek Test, we are primarily concerned with two elements: first, does the distributor have the capability and resources to successfully introduce a new medical product, requiring a significant investment of time to persuade end users of the clinical merits of the product, in the designated territory and second, in those territories where the product cannot legally be sold without additional regulatory approval and/or the product cannot practically be sold without insurance reimbursement for it being available, does the distributor have the capability and resources to secure the regulatory and/or reimbursement approvals. Distributors may be required to invest substantial resources over several years to secure regulatory and/or reimbursement approvals and to educate physicians about the product’s clinical merits and proper use. The shelf life of the NMP22 BladderChek Test is less than two years. Thus, when a new distributor first orders the product from us, it faces meaningful risks that it may not be able to sell our product, before the product shelf life expires, due to regulatory, insurance or market acceptance challenges.

Because of the unique challenges of developing each territory, we believe we must treat each distributor of the NMP22 BladderChek Test separately from a revenue recognition standpoint, although we have established and apply a standard policy to each distributor. At the commencement of a relationship with a new distributor, we do not believe that, at the time of product shipment, we have sufficient experience that we can reasonably estimate the level of product returns. Therefore, we recognize revenue on a “sell-through” basis until we have sufficient experience to reasonably estimate returns. Prior to the establishment of a 10 quarter history with a new distributor, we recognize revenue from sales to that distributor when the distributor reports to us that it no longer has the product or when we determine the shelf life of the product has expired (each indicating that the possibility of return is remote).

United States Securities and Exchange Commission
December 22, 2006

We recognize revenue upon shipment to a distributor once that distributor has a history of 10 quarters of business with us without product returns. Because many of our distributors of the NMP22 BladderChek Test were originally retained in 2002 or 2003, we currently recognize revenue upon shipment to a majority of our distributors. We have not changed our policy and we continue to defer recognition of revenue to new distributors in accordance with the practice described above.

While we have not had any product returns from a distributor in the past few years, we have previously had product returns from distributors and can foresee that territory specific situations might cause us to accept a product return from distributors in the future. For example, if a distributor had (i) purchased product from us and (ii) worked diligently to secure regulatory approval for its sale in a new market and (iii) invested appropriate resources to secure the approval, but nonetheless had not been successful in securing approval prior to the expiration of the shelf life of the product, we might choose to accept a return of product in order to avoid losing a potentially valuable distributor. We believe that, given the marketing challenges for the NMP22 BladderChek Test in a new territory, there are a relatively small number of potential distributors for this product. We cannot afford to take an unyielding position that there is no situation in which distributor returns could occur, especially in new territories. In addition, in some geographical areas, such as the European Union, we might jeopardize our reputation within small community of potential distribution partners if we were not able to maintain some flexibility in our policy, particularly at early stages of a business relationship.

Please note that our policy of deferring recognition of revenues upon shipment to distributors of the NMP22 BladderChek Test until after 10 quarters of history with the distributor does not apply to distributors of our more established product, the NMP22 Lab Test Kit. The NMP22 Lab Test Kit is sold to laboratories which use the product, containing the same biomarker as the NMP22 BladderChek Test, to evaluate patient samples for evidence of the antigen correlated with bladder cancer. In contrast to individual physicians, laboratories worldwide are accustomed to using biomarker tests, such as the prostate specific antigen (“PSA”) test for prostate cancer. The regulatory hurdles, reimbursement issues and customer acceptance challenges that wholesalers face with our NMP22 BladderChek Test do not apply with the NMP22 Lab Test Kit. Accordingly, we recognize revenue to distributors of this laboratory-based product upon shipment.

b.
Please explain why you have sufficient data on particular wholesalers adequate to estimate returns but you do not have sufficient data on other wholesalers, and disclose the approach you use to determine the sufficiency of data needed to estimate returns from wholesalers.

As noted in response to 2.a. above, we believe we have sufficient data on distributors of the NMP22 BladderChek Test with whom we have a 10 quarter history because, by then, the distributor is likely to have secured necessary regulatory approvals for sale of the product in

United States Securities and Exchange Commission
December 22, 2006

the territory, made substantial progress in meeting reimbursement challenges, and have achieved some level of physician acceptance of the product. Requests for product returns are most likely to result from (i) inability to secure regulatory approval for product sales or (ii) overestimating the amount of product that can be sold when reimbursement issues and physician acceptance have not yet been addressed. By the end of 10 quarters of buying history, we believe the risk of a distributor ordering quantities of the product that cannot reasonably be sold within its shelf life are remote. Because each distributor faces unique challenges in its territory, we believe we do not have sufficient data to estimate returns from an individual distributor until after we have the 10 quarter history from that distributor.

c.
Please explain whether exceptions made for some physician customers to your general policy of not accepting product returns affect your estimate of returns from wholesalers, and clarify the existence of and reasons for any differences in revenue recognition policies between physician customers and wholesalers.

The exceptions we have made for some physician customers to our general policy of not accepting product returns has not affected our estimate of returns from wholesalers. We treat the two categories of customers differently.

We have explained above, our policies regarding recognition of revenue on sales to different categories of distributors and the reasons for those policies. In contrast with the limited number of foreign distributors we have for the NMP22 BladderChek Test, we have over 1,500 end-user urology practices in the United States and more than 1,800 end-user physician offices in Germany that buy and use this product. These end-user urologists and other physicians do not face regulatory approval challenges or, to any large extent, insurance reimbursement issues. For example, in the United States, the product is FDA-approved and Medicare provides reimbursement in all 50 states for use of the NMP22 BladderChek Test to monitor bladder cancer patients or as a diagnostic test for bladder cancer. In Germany, regulatory approval for sale of the NMP22 BladderChek Test product results from CE marking and, although the national reimbursement bodies have not approved the test for reimbursement, the prevalence of patients paying for diagnostic tests themselves, as well as existence of private insurance reimbursement, has led to broad market acceptance. In the United States, there is a commonality for physician custom and usage due to the promulgation of practice guidelines by various physicians’ organizations, such as the American Urology Association. We believe we have a large enough base of end-user urologists and other physicians to be able, based on our history with their collective ordering practices and requests for return exceptions, to be able to estimate returns for these customers as a group.

3.
As a follow-up to original comment # 3, please represent that you will in future filings continue to disclose how you are calculating Days Sales Outstanding and the rationale for the method used in this calculation.

United States Securities and Exchange Commission
December 22, 2006

The Company will, in future filings, disclose how it calculates Days Sales Outstanding and the rationale for the method used in the calculation.

4.
Please provide a supplemental response to the original comment # 5 clarifying your disclosure regarding the consequences under financing documents other than the 2006 Note of delisting of your common stock.

In our Quarterly Report on Form 10-Q for the period ended September 30, 2006 and in some earlier filings, we incorrectly stated that a delisting of our common stock could trigger liquidated damage payments to holders of securities we have issued other than the 15% Secured Convertible Promissory Notes dated January 13, 2006 (the “Secured Convertible Notes”). While we do have certain standard continuing obligations, under transaction documents related to various previous financing activities, to use appropriate efforts to maintain a listing for our stock on the American Stock Exchange, the New York Stock Exchange or a Nasdaq market (each, a “Trading Market”), no liquidated damage penalties will automatically be triggered if our stock is delisted. If we fail to meet our obligations to use appropriate efforts to maintain a listing on a Trading Market, however, holders of previously issued securities could seek to recover potential damages from us. We appreciate the Staff’s comment, and we will modify our disclosure in future filings.

5.
As a follow-up to original comment # 7, please represent that you will in future filings disclose the factors and estimates needed to reconcile unrecognized compensation cost with the fair value of grants in a period.

The Company will in future filings disclose the factors and estimates needed to reconcile unrecognized compensation cost with the fair value of grants in a period.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in this filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
December 22, 2006

If you have any questions with regard to the foregoing or would like to further discuss any of the matters covered in this letter, please contact me at (617) 928-0820.

Sincerely,

MATRITECH, INC.

/s/ Stephen D. Chubb
By:   Stephen D. Chubb
         Chairman and Chief Executive Officer

cc:  Mark Brunhofer, Senior Staff Accountant
Securities and Exchange Commission
   Barbara M. Johnson, Legal Counsel
Choate, Hall & Stewart LLP